Filed pursuant to Rule 424(b)(3)
1933 Act File No. 333-237586

PROSPECTUS SUPPLEMENT dated April 12, 2022
(to Prospectus dated May 29, 2020, as supplemented from time to time)

EAGLE POINT CREDIT COMPANY INC.

$125,000,000 of Common Stock

Up to 1,900,000 Shares of 6.50% Series C Term Preferred Stock due 2031
Liquidation Preference $25 per share

Up to 2,500,000 Shares of 6.75% Series D Preferred Stock
Liquidation Preference $25 per share

This prospectus supplement supplements the prospectus supplements dated March 11, 2022, or the “March Supplement,” and December 20, 2021, or the “December Supplement,” and, together with the March Supplement, the “Supplements,” and the accompanying prospectus thereto dated May 29, 2020, or the “Base Prospectus.” The Base Prospectus and Supplements, and all supplements to or documents incorporated by reference into the Base Prospectus and Supplements, are collectively referred to as the “Prospectus.” The Prospectus relates to the offering of (1) $125,000,000 aggregate amount of our common stock, par value $0.001 per share, or the “common stock,” (2) up to 1,900,000 shares of our 6.50% Series C Term Preferred Stock due 2031, or the “Series C Term Preferred Stock,” with an aggregate liquidation preference of $47,500,000, and (3) up to 2,500,000 shares of our 6.75% Series D Preferred Stock, or the “Series D Preferred Stock” and, together with the Series C Term Preferred Stock, the “Preferred Stock,” with an aggregate liquidation preference of $62,500,0000, pursuant to the second amended and restated at market issuance sales agreement, dated December 20, 2021, with B. Riley Securities, Inc. This prospectus supplement provides certain updated financial information for the Company as of March 31, 2022.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock or Preferred Stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-26 of the December Supplement and page 20 of the Base Prospectus.

The terms “we,” “us” and “our” refer to Eagle Point Credit Company Inc., a Delaware corporation, and its consolidated subsidiaries.

UPDATED FINANCIAL INFORMATION

Management’s unaudited estimate of the range of the net asset value per share of our common stock as of March 31, 2022 was between $12.59 and $12.69.

In addition, management’s unaudited estimate of the range of our net investment income plus realized gain/loss per share of our common stock for the quarter ended March 31, 2022 was between $0.28 and $0.32. The unaudited estimate of the range of our net investment income and realized gain/loss per share for the quarter ended March 31, 2022 is net of non-recurring expenses and losses of $0.10 per share related to the issuance of the Company's 5.375% notes due 2029 and acceleration of unamortized issuance costs associated with the redemption of the Company's 7.75% Series B Term Preferred Stock due 2026 and 6.75% notes due 2027.